UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-14801

MIKROS SYSTEMS CORPORATION

(Exact name of registrant as specified in its charter)

c/o McKean Defense Group, Inc.

One Crescent Drive

Philadelphia, Pennsylvania 19112

(215) 271-6108

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☒
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☒
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Mikros Systems Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MIKROS SYSTEMS CORPORATION

DATE: February 4, 2021	By:	/s/ Stuart Macaleer
Name: Stuart Macaleer
Title: Vice President and Chief Financial Officer

*

Effective as of January 30, 2021, pursuant to that certain Agreement and Plan of Merger, dated as of November 12, 2020, by and among Mikros Systems Corporation (“Mikros”), McKean Defense Group, Inc. (“McKean”) and Gyro Merger Sub Inc., a wholly-owned subsidiary of McKean (“Merger Sub”), Merger Sub merged with and into Mikros, with Mikros continuing as the surviving corporation and a wholly-owned subsidiary of McKean.